UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 23, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “EGM”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:00 p.m. on 7 September 2009, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 24 July 2009 (the “Circular”) relating to, among other things, granting of specific mandates to the board of directors of the Company (the “Board”) to issue new A Shares and new H Shares):

AS SPECIAL RESOLUTIONS

1.
“THAT, the Board is granted an unconditional specific mandate to issue new A Shares under the following terms and conditions (the “A Share Specific Mandate”) be hereby approved, ratified and confirmed:

(1)	Class of shares to be issued and the nominal value:	A Shares with par value of RMB1.00 each;

(2)	Method of issue:	Non-public offering and will be issued accordingly within 6 months after the approval from CSRC has been obtained;

(3)	Number of shares to be issued:
Not more than 1,350,000,000 new A Shares, of which not more than 490,000,000 new A Shares will be issued to CEA Holding; the maximum number of new A Shares to be issued will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009;

(4)	Target subscriber and method of subscription:
Not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, and if for any reason the intended issue of new A Shares to CEA Holding does not proceed to completion, a substituting investor may be invited to participate in the issue of new A Shares and the maximum number of investors will remain 10;

the subscription price shall be paid in cash;

(5)	Date of determination of the subscription price, the subscription price and basis of the determination of the subscription price:
Subject to the results of the price sounding-out process as required by CSRC, the subscription price shall not be less than RMB4.75 per A Share, being 90% of the average trading price for the A Shares during the Price Fixing Period; the Price Fixing Period means the 20 trading days ending on and including 5 June 2009; the minimum subscription price of the new A Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009;

(6)	Lock-up period arrangement:
The new A Shares to be subscribed for by CEA Holding shall not be disposed of within 36 months from the date of the completion of the subscription, and the new A Shares to be subscribed for by the other specific investors shall not be disposed of within 12 months from the date of the completion of the respective subscription;

(7)	Place of listing:	The new A Shares shall be listed on the Shanghai Stock Exchange;

(8)	Use of proceeds:	After deduction of the relevant expenses, the total proceeds are intended to be used as working capital of the Company;

(9)	Arrangement of retained profits:	The retained profits prior to the issuance of new A Shares pursuant to this Resolution will be shared among the existing and new Shareholders; and

(10)	Validity period of this Resolution:
The passing of this Resolution at the EGM and the respective class meetings until the earlier of: (i) the expiration of the 12-month period following the passing of the special resolution; or (ii) the date on which the A Share Specific Mandate is revoked or varied by a special resolution at the shareholders’ general meeting and respective class meetings of the Company.”

2.
“THAT, the Board is granted, during the Relevant Period (as defined below), an unconditional specific mandate (the “H Share Specific Mandate”) to issue not more than 490,000,000 new H Shares, by way of non-public offering, to CES Global, at the minimum subscription price of HK$1.40 per H Share, being 90% of the average trading price for the H Shares during the Price Fixing Period; the maximum number of new H Shares to be issued and the minimum subscription price of the new H Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009, and for the purposes of this H Share Specific Mandate:

“Relevant Period” means the period from the passing of this Resolution at the EGM and the respective class meetings until the earlier of:

(A)	the expiration of the 12-month period following the passing of the Resolution; or

(B)	the date on which the H Share Specific Mandate is revoked or varied by a special resolution at the shareholders’ general meeting and respective class meetings of the Company.”

3.
“THAT, the “Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited 《關於公司非公開發行A股股票預案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in an overseas regulatory announcement of the Company published on the website of the Stock Exchange on 12 July 2009.”

4.
“THAT, the terms and conditions and the implementation of the transactions contemplated under the A Share Subscription Agreement and the H Share Subscription Agreement be and is hereby approved, ratified and confirmed.”

5.
“THAT, conditional upon the passing of Resolution No. 1 or Resolution No.2 above, the Board is authorized to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital and change of shareholding of the Company.”

AS ORDINARY RESOLUTIONS

6.	“THAT, the Company satisfies the conditions for non-public issuance of A Shares to specific investors be and is hereby confirmed.”

7.
“THAT, the “Explanation on the Use of the Proceeds of the Previous Fund Raising Activities《關於前次募集資金使用情況的說明》” be and is hereby approved, ratified and confirmed. Details of the aforesaid explanation were contained in an announcement of the Company in relation to the board resolutions of the Company published on the website of the Company on 13 July 2009.”

8.	“THAT, conditional upon:

(i)	the passing of the special resolution in relation to the approval of the issuance of new A Shares as further described in Resolution No.1 above; and

(ii)	the passing of the special resolution in relation to the approval of the H Share Specific Mandate as further described in Resolution No.2 above,

the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under Resolution No. 1 and Resolution No. 2 above or any matter incidental thereto, including but not limited to:

(1)
to formulate and implement plans for effecting the issuance of new A Shares and new H Shares according to terms and conditions set out in Resolution No. 1 and Resolution No. 2 above and the specific circumstances at the time of issuance of the new A Shares and the new H Shares;

(2)
in the event of changes in the policies of the relevant regulatory authorities in relation to the transactions contemplated under Resolution No. 1 and Resolution No. 2 above or changes in the market conditions in the PRC, to make appropriate adjustments to such plans as described in paragraph (1) above;

(3)
to the extent in compliance with the requirements of the CSRC and other relevant regulatory authorities, to determine the number of shares to be issued to each specific investor, the total number of which shall not exceed the maximum number of new A Shares and the number of new H Shares resolved to be issued in Resolution No.1 and Resolution No.2 above;

(4)
to amend the proposals in relation to the issuance of new A Shares and new H Shares and the use of proceeds, and to approve and execute relevant financial reports, profit forecast and other application documents according to the requirements of the governing authorities and regulatory authorities;

(5)	where necessary, to enter into any supplemental agreements (if applicable) or other relevant legal documents with each of the specific investors and decide their respective effective date;

(6)
to engage intermediary institutions including sponsors to handle the relevant application issues arising from the issuance of new A Shares and new H Shares in accordance with the policies of relevant governing authorities;

(7)
to make consequential amendments to the relevant provisions in the Articles of Association and to handle relevant registration, lock-up and application for listing of the new A Shares with Shanghai Stock Exchange and Shanghai branch of China Securities Depository and Clearing Corporation Limited and the relevant registration and application for listing of the new H Shares with the Stock Exchange;

(8)
to make adjustments to the use of funds being raised from the issuance of new A Shares and new H Shares according to the requirements of the relevant regulatory authorities and the actual circumstances of the securities market;

(9)
to the extent permitted by applicable laws, regulations, relevant constitutional documents as well as the Articles of Association, to handle all other matters incidental to the issuance of new A Shares and new H Shares; and

(10)	the authorizations described in paragraphs (1) to (9) above shall be valid for a period of 12 months from the date of passing of this Resolution.

9.
“THAT, the “Feasibility Report on the Use of Proceeds Raised from the Non-public Issuance of A Shares 《關於本次非公開發行A股股票募集資金使用可行性報告》” be and is hereby approved, ratified and confirmed. A summary of the key features of the aforesaid feasibility report was contained in the “Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited 《關於公司非公開發行A股股票預案》” which was contained in an overseas regulatory announcement of the Company published on the website of the Stock Exchange on 12 July 2009.”

10.	“THAT, CEA Holding is waived by the Shareholders from having to make a general offer to all the Shareholders to acquire their shares in the Company be and is hereby confirmed.”

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date hereof, are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the PRC
24 July 2009

Notes:

1.	Persons entitled to attend the EGM

Persons who hold H Shares and are registered as holders of H Shares on the register of members maintained by Hong Kong Registrars Limited, at the close of business on Friday, 7 August 2009 are entitled to attend the EGM upon completion of the necessary registration procedures.

2.	Registration procedures for attending the EGM

(i)
Holders of H Shares shall deliver their attendance slips for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) by 4:00 p.m. on Monday, 17 August 2009 (by facsimile) or between Monday, 10 August 2009 to Monday, 17 August 2009 (if by post). If proxies are appointed by shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(ii)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the EGM and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the EGM as evidence of eligibility to attend the meeting.

3.	Appointing proxies

(i)
Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)
The instrument appointing a proxy must be duly authorized in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign (or other documents of authorization) must be notarially certified. For the holders of A Shares, the notarially certified power of attorney or other documents of authorization and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid. For the holders of H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar, within the same time limit in order for such documents to be considered valid.

(iii)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the EGM

The EGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own accommodation and travel expenses.

5.	Closure of books

As previously announced by the Company, the H Share register of members of the Company will be closed from Saturday, 8 August 2009 to Monday, 7 September 2009, both days inclusive, during which period no transfer of the H Shares will be effected. As such, holders of H Shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 7 August 2009.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

6.	Abstention from voting

CEA Holding, CES Global and their respective associates will abstain from voting in respect of Resolutions Nos. 1, 2, 3, 4, 8 and 10.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

EXTRAORDINARY GENERAL MEETING
ATTENDANCE SLIP

To: China Eastern Airlines Corporation Limited (the “Company”)

I/We intend to attend the Company’s extraordinary general meeting to be held at Shanghai International Airport Hotel（上海國際機場賓館）, 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:00 p.m. on Monday, 7 September 2009 personally/by appointing a proxy.

Name
Number of H Shares Held	☐
IC/Passport Number	☐
Shareholder’s Number	☐
Correspondence Address	☐
Telephone Number	☐

Signature(s):_____________________________________Date:___________________________

Notes:

1.	Please print your full name in English as well as in Chinese (as registered in the register of members).

2.	Please attach a photocopy of the relevant page(s) in your IC/Passport showing your name and your photo.

3.	Please attach a photocopy of the documents certifying your shareholding.

4.	As for items “personally/by appointing a proxy” and “IC/Passport number”, please delete the items as appropriate.

5
This slip must be completed and signed and be received at the Company’s place of business at No.2550 Hongqiao Road, Shanghai, the People’s Republic of China by 4:00 p.m. on Monday, 17 August 2009 (if by facsimile) or between Monday, 10 August 2009 to Monday, 17 August 2009 (if by post). The slip must be addressed to the Secretary Office of the Board of Directors.

The slip can be sent to the Company by way of mail (zip code: 200335) or by fax (fax number: +86 21 62686116).

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Proxy Form for the Extraordinary General Meeting
to be held on Monday, 7 September 2009

I/We _____________________________________________________________________(Note 1), H Shares shareholder account number (if applicable):_____________________________________, address: __________________________________________________________________(Note 1), hold __________________________________________ H Shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company”) and hereby appoint the chairman of the Extraordinary General Meeting or Mr./Ms. ____________________________________________ of address: ________________________________________________________________(Note 3), to represent me/us to attend the Extraordinary General Meeting to be held at Shanghai International Airport Hotel（上海國際機場賓場）, 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:00 p.m. on Monday, 7 September 2009, and any adjournment thereof (the “Extraordinary General Meeting”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the Extraordinary General Meeting (the “Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:
Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice.

SPECIAL RESOLUTIONS			AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
1.
“THAT, the Board is granted an unconditional specific mandate to issue new A Shares under the following terms and conditions (the “A Share Specific Mandate”) be hereby approved, ratified and confirmed:

	(1) Class of shares to be issued and the nominal value:	A Shares with par value of RMB1.00 each;
	(2) Method of issue:	Non-public offering and will be issued accordingly within 6 months after the approval from CSRC has been obtained;
(3) Number of shares to be issued:
Not more than 1,350,000,000 new A Shares, of which not more than 490,000,000 new A Shares will be issued to CEA Holding; the maximum number of new A Shares to be issued will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009;

(4) Target subscriber and method of subscription:
Not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, and if for any reason the intended issue of new A Shares to CEA Holding does not proceed to completion, a substituting investor may be invited to participate in the issue of new A Shares and the maximum number of investors will remain 10;

the subscription price shall be paid in cash;

SPECIAL RESOLUTIONS			AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
(5) Date of determination of the subscription price, the subscription price and basis of the determination of the subscription price:
Subject to the results of the price sounding-out process as required by CSRC, the subscription price shall not be less than RMB4.75 per A Share, being 90% of the average trading price for the A Shares during the Price Fixing Period; the Price Fixing Period means the 20 trading days ending on and including 5 June 2009; the minimum subscription price of the new A Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009;

(6) Lock-up period arrangement:
The new A Shares to be subscribed for by CEA Holding shall not be disposed of within 36 months from the date of the completion of the subscription, and the new A Shares to be subscribed for by the other specific investors shall not be disposed of within 12 months from the date of the completion of the respective subscription;

	(7) Place of listing:	The new A Shares shall be listed on the Shanghai Stock Exchange;
	(8) Use of proceeds:	After deduction of the relevant expenses, the total proceeds are intended to be used as working capital of the Company;
	(9) Arrangement of retained profits:	The retained profits prior to the issuance of new A Shares pursuant to this Resolution will be shared among the existing and new Shareholders; and
(10) Validity period of this Resolution:
The passing of this Resolution at the EGM and the respective class meetings until the earlier of: (i) the expiration of the 12-month period following the passing of the special resolution; or (ii) the date on which the A Share Specific Mandate is revoked or varied by a special resolution at the shareholders’ general meeting and respective class meetings of the Company.”

2.
“THAT, the Board is granted, during the Relevant Period (as defined below), an unconditional specific mandate (the “H Share Specific Mandate”) to issue not more than 490,000,000 new H Shares, by way of non-public offering, to CES Global, at the minimum subscription price of HK$1.40 per H Share, being 90% of the average trading price for the H Shares during the Price Fixing Period; the maximum number of new H Shares to be issued and the minimum subscription price of the new H Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009, and for the purposes of this H Share Specific Mandate:

“Relevant Period” means the period from the passing of this Resolution at the EGM and the respective class meetings until the earlier of:

(A)   the expiration of the 12-month period following the passing of the Resolution; or

(B)   the date on which the H Share Specific Mandate is revoked or varied by a special resolution at the shareholders’ general meeting and respective class meetings of the Company.”

3.
“THAT, the “Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited《關於公司非公開發行A股股票預案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in an overseas regulatory announcement of the Company published on the website of the Stock Exchange on 12 July 2009.”

SPECIAL RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
4.
“THAT, the terms and conditions and the implementation of the transactions contemplated under the A Share Subscription Agreement and the H Share Subscription Agreement be and is hereby approved, ratified and confirmed.”

5.
“THAT, conditional upon the passing of Resolution No. 1 or Resolution No.2 above, the Board is authorized to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital and change of shareholding of the Company.”

ORDINARY RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
6.	“THAT, the Company satisfies the conditions for non-public issuance of A Shares to specific investors be and is hereby confirmed.”
7.
“THAT, the “Explanation on the Use of the Proceeds of the Previous Fund Raising Activities《關於前次募集資金使用情況的說明》” be and is hereby approved, ratified and confirmed. Details of the aforesaid explanation were contained in an announcement of the Company in relation to the board resolutions of the Company published on the website of the Company on 13 July 2009.”

8.
“THAT, conditional upon:

(i)    the passing of the special resolution in relation to the approval of the issuance of new A Shares as further described in Resolution No.1 above; and

(ii)   the passing of the special resolution in relation to the approval of the H Share Specific Mandate as further described in Resolution No.2 above,

the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under Resolution No. 1 and Resolution No. 2 above or any matter incidental thereto, including but not limited to:

(1)   to formulate and implement plans for effecting the issuance of new A Shares and new H Shares according to terms and conditions set out in Resolution No. 1 and Resolution No. 2 above and the specific circumstances at the time of issuance of the new A Shares and the new H Shares;

(2)   in the event of changes in the policies of the relevant regulatory authorities in relation to the transactions contemplated under Resolution No. 1 and Resolution No. 2 above or changes in the market conditions in the PRC, to make appropriate adjustments to such plans as described in paragraph (1) above;

(3)   to the extent in compliance with the requirements of the CSRC and other relevant regulatory authorities, to determine the number of shares to be issued to each specific investor, the total number of which shall not exceed the maximum number of new A Shares and the number of new H Shares resolved to be issued in Resolution No.1 and Resolution No.2 above;

(4)   to amend the proposals in relation to the issuance of new A Shares and new H Shares and the use of proceeds, and to approve and execute relevant financial reports, profit forecast and other application documents according to the requirements of the governing authorities and regulatory authorities;

(5)   where necessary, to enter into any supplemental agreements (if applicable) or other relevant legal documents with each of the specific investors and decide their respective effective date;

(6)   to engage intermediary institutions including sponsors to handle the relevant application issues arising from the issuance of new A Shares and new H Shares in accordance with the policies of relevant governing authorities;

ORDINARY RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)

(7)   to make consequential amendments to the relevant provisions in the Articles of Association and to handle relevant registration, lock-up and application for listing of the new A Shares with Shanghai Stock Exchange and Shanghai branch of China Securities Depository and Clearing Corporation Limited and the relevant registration and application for listing of the new H Shares with the Stock Exchange;

(8)   to make adjustments to the use of funds being raised from the issuance of new A Shares and new H Shares according to the requirements of the relevant regulatory authorities and the actual circumstances of the securities market;

(9)   to the extent permitted by applicable laws, regulations, relevant constitutional documents as well as the Articles of Association, to handle all other matters incidental to the issuance of new A Shares and new H Shares; and

(10) the authorizations described in paragraphs (1) to (9) above shall be valid for a period of 12 months from the date of passing of this Resolution.

9.
“THAT, the “Feasibility Report on the Use of Proceeds Raised from the Non-public Issuance of A Shares《關於本次非公開發行A股股票募集資金使用可行性報告》”be and is hereby approved, ratified and confirmed. A summary of the key features of the aforesaid feasibility report was contained in the “Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited《關於公司非公開發行A股股票預案》” which was contained in an overseas regulatory announcement of the Company published on the website of the Stock Exchange on 12 July 2009.”

10.	“THAT, CEA Holding is waived by the Shareholders from having to make a general offer to all the Shareholders to acquire their shares in the Company be and is hereby confirmed.”

Signature(s): ________________________________(Note 5)	Date: _______________________

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.
Please delete as appropriate and fill in the number of shares registered in your name(s). If such number is not provided, this proxy form will be deemed to relate to all the shares registered in your name(s).

3.
If you wish to appoint someone other than the chairman of the Extraordinary General Meeting, please delete the words “the chairman of the Extraordinary General Meeting or” and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.

4.
IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a cross (“X”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“✓”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion.

5.	This proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution.

6.
This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of A Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid. For holders of H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same time in order for such documents to be considered valid.

7.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

8.	If a proxy attends the Extraordinary General Meeting, appropriate identification documents must be produced.